June 1, 2012
VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:    Craig D. Wilson
Ryan Rohn

Re:    Citrix Systems, Inc.
Definitive Proxy Statement
Filed April 13, 2012
File No. 000-27084
Gentlemen:
This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we”) in response to the oral comment (the “Comment”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by the Company via telephone on May 30, 2012, with respect to our Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders filed with the Commission on April 13, 2012.
We have considered the Comment regarding the disclosure of the aggregate fees payable to the independent compensation consultant of the Compensation Committee of our Board of Directors during our last completed fiscal year for determining or recommending the amount or form of executive and director compensation and the aggregate fees for additional services provided to the Company by such consultant or any affiliates of such consultant, as set forth in Item 407(e)(3)(iii)(A) of Regulation S-K. During 2011, we paid approximately $64,000 to Radford Consultants, the Compensation Committee’s independent compensation consultant, for advising the Compensation Committee concerning the amount or form of executive and director compensation. We hereby acknowledge and agree to include such disclosure in our future proxy statement filings with the Commission, as applicable.
If you should have any questions concerning this matter, please contact the undersigned at (781) 301-9694.
Sincerely,
/s/ Antonio G. Gomes
Antonio G. Gomes
Vice President, Deputy General Counsel and Secretary

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.
Stuart M. Cable, Goodwin Procter LLP